UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 5, 2021, Chongqing Penglin Food Co., Ltd. (“Chongqing Penglin”), a variable interest entity of China Xiangtai Food Co., Ltd. (the “Company”), suspended its operation within its facilities located in Fulin, Chongqing (the “Facility”) pursuant to a court order in connection with certain legal claim filed by Chongqing Puluosi Small Mortgage Co., Ltd. against Chongqing Penglin, as previously disclosed in Company’s annual report on Form 20-F The sale was ordered to enforce the repayment of the debt obligations by Chongqing Penglin to Chongqing Puluosi Small Mortgage Co., Ltd and liens attached to assets owned by Chongqing Penglin. The facility has a processing area of 4,000 square meters, 7 large refrigeration houses of 2,200 square meters, offices and dormitories of 3,000 square meters, and boiler rooms of 200 square meters. The facility was used to produce Company’s processed meat products, including sausage, bacon, spam, cured pork, and soy sauce braised meats.

Aggregate revenue generated from the facility accounted for approximately 5.3% and 3.9% of the Company’s total revenue in fiscal years ended June 30, 2020 and 2019, respectively. The facility held approximately $1.1 million in assets as of June 30, 2020, representing approximately 1.7% of the Company’s total assets.

Company is actively searching for another suitable location and plans to resume its processed meat production as practical as possible. The sale of the Facility also does not have impact on other productions and operations of the Company.

 Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board